Exhibit 99.1

ATTUNITY ANNOUNCES 2010 ANNUAL GENERAL MEETING

BURLINGTON, MA, November 24, 2010 – Attunity Ltd. (OTC BB: ATTUF.OB), a leading provider of real-time data integration and event capture software , announced today that its 2010 Annual General Meeting of Shareholders will be held on Thursday, December 30, 2010 at 10:00 a.m. Israel time, at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel. The record date for the meeting is November 22, 2010.

The Company will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K in the next few days. The agenda of the meeting is as follows:

1.	To re-elect Messrs. Shimon Alon, Dov Biran, Dan Falk and Ron Zuckerman as directors of the Company;

2.	To elect Mr. Gil Weiser as external director;

3.	To ratify and approve terms of procurement of directors’ and officers’ liability insurance policy;

4.	To grant stock options to Mr. Shimon Alon, our Chairman and Chief Executive Officer;

5.	To approve an amendment and extension of the Company’s Convertible Promissory Notes;

6.	To approve amendments to Articles 5, 27, 29A, 31 and 51 of the Company’s Articles of Association relating to shareholder proposals;

7.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

8.	To review and consider our auditors’ report and our consolidated financial statements for the year ended December 31, 2009.

Items 1, 2, 3, 4 and 7 require the approval of a simple majority of the shares voted on the matter. Item 5 requires the approval of a simple majority of the shares voted on the matter; provided that either (i) the shares voted in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s voting power. Item 6 requires the approval of a simple majority of the shares voted on the matter; except that the proposed amendment to Article 5 would require a majority of two thirds (66.66%) or more of the of the shares voted on the matter. Item 8 does not require a vote by the shareholders.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association. In accordance with the Companies Law, position statements must be delivered to the Company no later than 10 days following the record date.

Additional Information and Where to Find It

In connection with the meeting, Attunity will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The proxy statement and proxy card may be obtained for free from the SEC's website at www.sec.gov, the Company’s website at www.attunity.com or by directing such request to the Company's Investor Relations below.

About Attunity

Attunity is a leading provider of real-time data integration and event capture software.

Our offering includes software solutions such as Attunity Stream®, a real-time change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software.

Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

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© 2010 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Dror Harel-Elkayam, CFO Attunity Ltd. Tel. +972 9-899-3000 dror.elkayam@attunity.com